Exhibit 99.1

NEW DATA ON THE MUSE™ SYSTEM TO BE PRESENTED DURING DIGESTIVE DISEASE WEEK® (DDW) 2017

OMER, Israel, May 4, 2017 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced that three poster presentations featuring new data on the MUSE™ System will be presented at the upcoming Digestive Disease Week® (DDW), being held in Chicago from May 6-9, 2017.

“We are pleased to have new clinical findings to share at DDW this year, including the interim results from a multi-center trial,” said Chris Rowland, Chief Executive Officer of Medigus. “The data focuses on the outcomes of using MUSE, a minimally invasive solution for GERD. Our system can help reduce the unmet treatment need for patients who fall within the gap between drug therapy and invasive surgical procedures.”

The MUSE system is a single-use flexible transoral stapler that merges the latest advancements in microvisual, ultrasonic and surgical stapling. The device comes equipped with an ultrasonic sight and range finder and a micro ScoutCam™ CMOS camera, which enables a single physician to perform an incisionless transoral fundoplication — the procedure intended to treat the anatomical cause of gastroesophageal reflux disease (GERD).

MUSE Poster Presentations – Tuesday, May 9th at 12:00PM-2PM CT, South Hall (McCormick Place), Poster Session: Esophagus 2

●	Transoral Anterior Fundoplication (TAF) with Medigus Ultrasound Surgical Endostapler (MUSETM) for the Treatment of Gastroesophageal Reflux Disease (GERD); 6-Month Results from a Single-Center Prospective Study, during Poster Session# 2680898

Authors: Pier Alberto Testoni1, Sabrina G. Testoni1, Giorgia Mazzoleni1, Lorella Fanti1, Sandro Passaretti1

Institution: 1. San Raffaele Scientific Institute, “Vita-Salute” San Raffaele University, Milan, Mi, Italy.

●	Interim Results From A Multi-Center Post-Marketing Surveillance Registry Study for Endoscopic Anterior Fundoplication, during Post Session Poster Session # 2684455

Authors: Ali Lankarani1, Guido Costamagna2, Ivo Boskoski2, Jose Nieto1, Glen A. Lehman9, Don J. Selzer9, Horst Neuhaus3, Torsten Beyna3, Shinil Shah10, Sheilendra Mehta10, Gregory B. Haber4, Ralf Kiesslich5, Johannes W. Rey5, Anthony Starpoli4, Barham K. Abu Dayyeh7, Stavros N. Stavropoulos6, Karel Caca8, Kenneth J. Chang11, Lorella Fanti12, Pier Alberto Testoni12

Institutions:

1. Boarland-Groover Clinic, Jacksonville , FL, United States.

2. Policlinico A. Gemelli , Rome, Italy.

3. Evangelisches Krankenhaus, Dusseldorf, Germany.

4. NYU Langone Medical Center, New York, NY, United States.

5. Horst Schmidt Kliniken, Ludwigsburg, Germany.

6. Winthrop Hospital, Mineola, NY, United States.

7. Mayo Clinic, Rochester, MN, United States.

8. Kliniken Ludwigsburg, Ludwigsburg, Germany.

9. Indiana University Indianapolis, Indiana , IN, United States.

10. Univ. of Texas Health, Houston, TX, United States.

11. Univ. of CA Irvine, Orange , CA, United States.

12. Ospedale San Raffaele, Milan, Italy.

●	Endoscopic Predictors of Decreased Reflux After Endoscopic Anterior Fundoplasty, during Poster Session # 2668308

Authors: Ali Lankarani1, Stuart Kirwan2, Jose Nieto1

Institutions:

1. Borland Groover Clinic, Jacksonville, FL, United States.

2. University of Florida, Gainesville, FL, United States.

To learn more about MUSE, visit: www.medigus.com

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

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INVESTOR RELATIONS (Israel):
Iris Lubitch/ Noam Yellin

SmarTeam

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Iris@Smartteam.co.il
Noam@Smartteam.co.il